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                                                                    Exhibit 99.2

QIAGEN Reports Fourth-Quarter and Fiscal 2001 Year-End Results

Venlo, The Netherlands, February 19, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer
Markt: QIA, Easdaq: QGEN) today announced the results of operations for its fourth quarter and fiscal year ended December 31, 2001.

The Company reported that consolidated net sales for its fourth quarter increased 22% to $71.2 million, from $58.6 million for the same period in 2000. Using identical foreign exchange rates for both periods, net sales would have increased approximately 24% to $72.5 million. Operating income for the fourth quarter 2001 increased 53% to $17.1 million from $11.2 million in the comparable period in 2000, and net income for the quarter ended December 31, 2001 increased 72% to $10.9 million from $6.3 million in the same quarter of 2000. Diluted earnings per share increased 100% to $0.08 (based on 145.1 million average shares and share equivalents outstanding) from $0.04 (based on 145.2 million average shares and share equivalents outstanding) in the comparable quarter of 2000.

For fiscal 2001, net sales increased 22% to $263.8 million from $216.8 million in fiscal 2000. Operating income for the year ended December 31, 2001 increased 46% to $53.5 million from $36.5 million in 2000, and net income increased 64% to $34.4 million in 2001 from $21.0 million in 2000. Diluted earnings per share for fiscal 2001 increased 71% to $0.24 (based on 145.1 million average shares and share equivalents) from $0.14 (based on 145.1 million average shares and share equivalents). The Company incurred a charge related to the acquisition of the Sawady Group of companies, during the first quarter of 2001, and a charge related to the acquisition of Operon Technologies, Inc. during the second quarter of 2000. Excluding these one-time acquisition charges and not considering any other effects of these acquisitions, the Company's net income for fiscal 2001 increased 37% to $36.2 million from $26.4 million in 2000 and diluted earnings per share for fiscal 2001 increased 39% to $0.25 (based on 145.1 million average shares and share equivalents) from $0.18 (based on 145.1 million average shares and share equivalents) in fiscal 2000.

"QIAGEN successfully expanded its strategic and technology positions during 2001," said Dr. Metin Colpan, QIAGEN's Chief Executive Officer. "We focused heavily on building our product pipeline and even further broadening our technology base. Our technology alliances with Zeptosens, Luminex, Genicon, Kreatech, Polysciences and Pall were visible elements of a broad and significant expansion of our technology strength in which QIAGEN created and acquired significant positions in Genomics, Proteomics and Cellomics for its core competencies: products for the handling, separation and purification of nucleic acids. The demand for such products in research, genomics, molecular diagnostics and gene therapy is growing rapidly, and we believe that our market and technology leadership in these areas has further increased. QIAGEN's current strategic position, combined with its exciting pipeline of innovative products and technologies, provide a strong basis for further expansion and significant growth."


Highlights of 2001:

     . completed the integration of QIAGEN Operon, Inc. (formerly Operon Technologies, Inc.), purchased in June 2000, and commenced manufacturing activities at a new European Operon facility in Cologne, Germany
     . announced a strategic alliance in the area of ultra-high throughput sample and liquid handling automation with Zymark Corporation
     . launched the first product of our PreAnalytiX joint venture with Becton Dickinson (NYSE: BDX): the PAXgene Blood RNA system
     . acquired the Sawady Group of companies in Tokyo, Japan, a leading business supplying DNA products to the emerging Japanese Life Science markets
     . entered into DNA microarray technology agreements with Aventis and Bayer covering the SensiChip Workstation, the first product developed through an alliance with Zeptosens AG

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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         .    commenced a strategic alliance on ultra-sensitive microarray labeling and detection technology with Genicon Sciences
         . signed an agreement for multi-application labeling technology with Kreatech Biotechnology B.V.
         . formed a strategic alliance in connection with magnetic polymer bead technologies with Polysciences, Inc.
         . announced an alliance with Pall Corporation focusing on filtration technologies for certain nucleic acid separation and purification applications
         . increased QIAGEN's patent portfolio significantly to 473 applied for and issued patents with a focus on handling, separation and purification of nucleic acids

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002